UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Subject Company)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Person Filing Statement)

American Depositary Shares, Each Representing Five Common Shares,

Par Value NT$10 Per Common Share

(Title of Class of Securities)

827084864

(American Depositary Shares)

(CUSIP Number of Class of Securities)

Eva Chen, Chief Financial Officer

Telephone: +886 (4) 2534-1525, Fax: +886 (4) 2534-6278

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chris K.H. Lin

Kathryn K. Sudol

Simpson Thacher & Bartlett LLP

35/F ICBC Tower

3 Garden Road Central

Hong Kong S.A.R.

Telephone: +852 2514-7600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.	Press Release of Siliconware Precision Industries Co., Ltd., dated August 21, 2015.
2.	Press Release of Siliconware Precision Industries Co., Ltd., dated August 24, 2015.

IMPORTANT NOTICE

This communication has been made public by Siliconware Precision Industries Co., Ltd. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by the Company with the SEC which are related to the proposed unsolicited offer by Advanced Semiconductor Engineering, Inc. (the “Offer”), are available without charge at the SEC’s website at www.sec.gov. SHAREHOLDERS ARE ADVISED TO READ THE SOLICITATION/
RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER AND THE RISKS RELATED TO THE OFFER.

News Release

Contact: Siliconware Precision Industries Co., Ltd. No. 45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

ASE Takeover Response

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: August 21, 2015

Taichung, Taiwan, August 21, 2015 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today announced that regarding the announcement of Advanced Semiconductor Engineering, Inc. (“ASE”) today to propose a tender offer for SPIL’s common shares and/or ADSs, the Company was not aware of such matter in advance.

The Company will take all actions in accordance with the applicable laws upon receipt of the public tender offer prospectus, and will provide a formal response, together with recommendation and explanations, to the Company’s shareholders within seven (7) days.

REVIEW COMMITTEE APPOINTED BY BOARD OF DIRECTORS OF SILICONWARE PRECISION INDUSTRIES CO., LTD. (TAIWAN STOCK EXCHANGE: 2325.TT, NASDAQ: SPIL) TO EVALUATE THE UNSOLICITED TENDER OFFER FROM ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX)

Taichung, Taiwan — August 24, 2015 — Siliconware Precision Industries Co., Ltd. (the “Company”) announced today that it has received an unsolicited tender offer from Advanced Semiconductor Engineering, Inc. (“ASE”) to acquire up to 25% of the common shares and/or American depositary shares of the Company.

The board of directors of the Company has formed a review committee consisting of its independent directors (the “Review Committee”) today to evaluate the unsolicited tender offer from ASE and make a recommendation to the shareholders of the Company regarding this unsolicited tender offer. The Company will publish the recommendation and reasons for such recommendation from the Review Committee within the required time under relevant laws and regulations in Taiwan and the United States, which is expected to be within the next seven calendar days.

The Company has retained JPMorgan Chase & Co. as its financial advisor, Simpson Thacher & Bartlett LLP as its United States legal counsel and Jones Day as its Taiwan legal counsel.

The Company strongly urges its shareholders to refrain from tendering any common shares or American depositary shares until the Review Committee has evaluated the unsolicited tender offer and published its recommendation and reasons for such recommendation.